ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(1) Organization

Rothschild & Co US Inc. (the Company) is a wholly-owned subsidiary of Rothschild & Co North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers & acquisitions, restructuring, debt advisory, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $78,119,800 and money market funds of $100,613,600. All of the Company's cash and cash equivalents are held at two major financial institutions and therefore are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis. Securities are carried at fair value on the statement of financial condition. Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statement.

(d) Advisory Fees Receivable

As of December 31, 2018, advisory fees receivable, net, includes $22,452,800 of accrued fees and $1,333,100 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $1,660,000.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

The activities in the Company's allowance for doubtful accounts are as follows:

Balance at December 31, 2017 $	1,108,800
Provision for doubtful accounts	1,437,600
Write-offs	(855,100)
Recoveries	(31,300)
Balance at December 31, 2018 $	1,660,000

(e) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the parent in its consolidated or combined tax return with a cash settlement at that time.   The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. For year ended December 31, 2018, the Company recorded $665,300 of a current tax payable within receivables from related parties in the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) Recent Pronouncements

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities which could significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected.

The ASU is effective for public business entities for annual periods in fiscal years beginning after December 15, 2018. Management has evaluated the new standard and determined that the income statement will not be materially impacted by the change.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which, among other things, requires lessees to recognize most leases on the balance sheet. This will increase their reported assets and liabilities – in some cases very significantly. ASU 2016-02 is effective for public business entities for annual periods beginning after December 15, 2018. The Company will adopt this standard effective January 1, 2019 under a modified retrospective approach which is the simplest form as all leases will be treated as new as at the date of the transition.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

Under the new lease standard, the Company will use the practical expedient to not recognize leases on the balance sheet which have a term of 12 months or less. The Company will also use the practical expedient for the discount rate as it will use the Company's incremental borrowing rate instead of the rate implicit in the lease, which is often not known. The new lease standard materially impacts the Company's balance sheet as its office leases will be placed on the balance sheet in the form of higher assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019. Management is currently evaluating the impact of the new standard, but its impact is expected to be immaterial.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity money market account and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

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ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	2018			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents (money market funds)	$ 100,613,600	-	-	100,613,600
Securities owned, at fair value				
Equity securities	3,544,100	12,700	-	3,556,800
Total assets at fair value	$ 104,157,700	12,700	-	104,170,400

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year- ended December 31, 2018.

The following table represents the Company's fair value hierarchy for those financial assets and liabilities not carried at fair value as of December 31, 2018. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

	2018			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 78,119,800	-	-	78,119,800
Advisory fees receivable, net	-	30,976,200	-	30,976,200
Receivables from related parties	-	27,492,700	-	27,492,700
Total assets at fair value	$ 78,119,800	58,468,900	-	136,588,700
Liabilities:				
Payable to related parties	$ -	29,113,400	-	29,113,400
Taxes payable	-	98,100	-	98,100
Accounts payable and accrued expenses	-	141,191,500	-	141,191,500
Total liabilities at fair value	$ -	170,403,000	-	170,403,000

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:	
Deferred compensation	$ 12,986,600
Accrued compensation	4,462,800
Pension obligations	323,800
Depreciation and amortization, net	73,500
Allowance for doubtful accounts	409,800
Deferred rent	399,400
Unrealized gain or loss on investment	(145,800)
Other	700,700
Net deferred tax asset	$ 19,210,800

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2018, accounts payable and accrued expenses include gross unrecognized tax benefits of $262,600.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at December 31, 2018 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2016 (fiscal 2017) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2014 (fiscal 2015) to present are open to examination by New York State tax authorities. Tax years for 2014 (fiscal 2015) to present are open to examination by New York City tax authorities.

(5) Rothschild & Co Equity Scheme

During year ended December 31, 2018, Rothschild & Co implemented the "2018 Rothschild & Co Equity Scheme" ("Equity Scheme" or "EQS") which continues to promote the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to the participants in conjunction with a participant's investment in R&Co shares. Certain members of senior management of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

satisfied through a cash contribution or through the use of a portion of the participant's deferred compensation (previously granted). Upon vesting, the Company will deliver the R&Co shares to participants. During the year, all participants elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of R&Co stock was $697,200 or 20,000 shares during the year ended December 31, 2018. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

Investments made by participants in R&Co shares vest at the end of four years. The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation – Stock Compensation.* During the year ended December 31, 2018, the Company recorded compensation expense of $71,000 for the 2018 plan and $442,300 for the 2017 plan and corresponding credits to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased an additional 20,000 shares of R&Co stock in June 2018. The fair value of all R&Co EQS stock investments was $3,528,800 as of December 31, 2018 and is included in securities owned, at fair value on the statement of financial condition.

For each 2018 R&Co share investment made by participants, R&Co granted four R&Co stock options with different strike prices. The options vest over three, four, five, and six years, respectively. Upon vesting, R&Co will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the R&Co options issued on June 6, 2018 was $241,000. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended December 31, 2018, the Company recorded compensation expense of $26,600 for the 2018 plan and $224,600 for the 2017 plan and corresponding credits to additional paid-in-capital relating to the vesting of these options.

In addition to the launch of the 2018 EQS and the existing 2017 EQS, the 2013 EQS continued to wind down. The Company is under no obligation to record any further compensation expense related to the 2013 plan other than the monthly charge for options related to the options tranches vesting in 2019 and 2020. During the year ended December 31, 2018, the Company recorded compensation expense of $47,000 and a corresponding credit to additional paid-in-capital relating to the vesting of these options.

As of December 31, 2018, the Company's unrecognized compensation expense associated with the Equity Schemes was $1,634,600.

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended December 31, 2018.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension* (formerly known as APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*), covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $1,311,500 related to this benefit is reported in accounts payable and accrued expenses on the statement of financial condition as of December 31, 2018, based on a discount rate of 3.64%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2018 was $48,979,400, associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $65,460,200, related to current year bonuses that were not subject to deferral and will be substantially paid in March 2019. The total deferred compensation disbursements for 2018 were $25,980,900. As of December 31, 2018, voluntary and mandatory deferred compensation plan benefits expected to be paid are as follows: $25,651,000 for 2019, $25,217,500 in 2020 and $15,359,800 in 2021.

Effective for the year ended December 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the year ended December 31, 2018, the interest rates for mandatory deferred compensation were 1.70% from January 1, 2018 through March 31, 2018, 2.32% from April 1, 2018 through June 30, 2018, 2.34% from July 1, 2018 through September 30, 2018, and 2.40% from October 1, 2018 through December 31, 2018. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expense associated with mandatory deferrals as of December 31, 2018 was $23,940,400.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary and annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended December 31, 2018, the interest rate for this plan was 1.71% from January 1, 2018 through December 31, 2018. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees. Included in accounts payable and accrued expenses on the statement of financial condition is $830,000 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

Operating expenses are payable to or receivable from related parties for services rendered on behalf of or by the Company.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Finance, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, vendor out-of-pocket expenses, and consulting arrangements.

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year lease agreement for a new headquarter facility.

The Company leases additional facilities in Washington D.C., Los Angeles, California, Palo Alto, California, and Chicago, Illinois. The minimum future annual cash base-rentals on these facilities as of December 31, 2018 are as follows:

Year	Amount
2019	$ 1,907,500
2020	1,893,100
2021 and beyond	15,440,000
	$ 19,240,600

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2018

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At December 31, 2018, the Company had net capital of $16,402,000, which was $16,152,000 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2019 through March 14, 2019, the date which the accompanying financial statements were issued and notes that there are no material events that management is aware of that would require disclosure.